Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 18, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Irene Barberena-Meissner Loan Lauren Nguyen Division of Corporate Finance Office of Energy & Transportation

Apollo Strategic Growth Capital

Amendment No. 2 to Registration Statement on Form S-4

Filed March 21, 2022

File No. 333-261820

Ladies and Gentlemen:

On behalf of our client, Apollo Strategic Growth Capital, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 6, 2022 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to registration statement on Form S-4 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement which reflects these revisions (such revised filing, “Amendment No. 3 to the Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 3 to the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3 to the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3 to the Registration Statement.

Risk Factors

The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our business..., page 58

1.	It is disclosed on page F-34 that GBT’s results of operations and cash flows for the year ended December 31, 2021 continue to be adversely impacted by COVID-19 and that the Company incurred a net loss of $475 million during the year ended December 31, 2021. Please revise this risk factor to quantify your recent net losses so that investors may better assess the risk factor.

United States Securities and Exchange Commission

April 18, 2022

Response to Comment 1

The Registrant respectfully acknowledges the Staff’s comment and has revised page 60 of Amendment No. 3 to the Registration Statement accordingly.

Background to the Business Combination, page 162

2.	We note your revised disclosure in response to prior comment 3 that APSG, with the assistance of its outside financial advisors, analyzed FY 2023E Adjusted EBITDA multiples of several key comparable publicly-traded travel companies, and that based on this analysis, APSG, in consultation with its outside financial advisors, selected an Adjusted EBITDA multiples range of 11.0x to 12.0x FY 2023E Adjusted EBITDA. Please expand your disclosure to provide more details regarding this analysis, including the publicly-traded travel companies selected and the FY 2023E Adjusted EBITDA multiples of these companies that were used in this analysis. In addition, disclose the criteria used to select these companies. Please consider including this information in a table or chart.

Please also revise your disclosure to further explain how the “investor friendly” discount of 15% applied to the valuation implied by this analysis was determined and deemed to be appropriate.

Response to Comment 2

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 180-181 of Amendment No. 3 to the Registration Statement accordingly.

Opinion of the Financial Advisor to APSG

Selected Companies Analysis, page 193

3.	We note your response to prior comment 9 that Houlihan Lokey selected and applied the same range of 9.0x to 11.0x to GBT’s FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA even though the selected companies analysis yielded a 2019 EV to Adjusted EBITDA low/high range of 6.3x to 34.9x and a 2023 EV to Adjusted EBITDA low/high range of 5.1x to 13.6x due to (i) projected growth for GBT for the period from 2020 through 2023 being slower relative to that of the selected companies (which supported a lower EV to FY 2019 Adjusted EBITDA multiple selection for GBT) and (ii) some outlying multiples on the high end of the range of observed EV to 2019 Adjusted EBITDA multiples. Please revise your disclosure accordingly.

Response to Comment 3

The Registrant respectfully acknowledges the Staff’s comment and has revised page 214-215 of Amendment No. 3 to the Registration Statement accordingly.

Business of GBT

Recent Performance and COVID-19 Update, page 252

4.	We note the disclosure quantifying new wins value in relation to 2019 pro forma TTV. Please clarify what these measures represent and why they provide useful information to investors. In addition, tell us how you considered whether there are estimates or assumptions underlying these metrics that should be disclosed.

United States Securities and Exchange Commission

April 18, 2022

Response to Comment 4

The Registrant respectfully acknowledges the Staff’s comment and has revised page 283 of Amendment No. 3 to the Registration Statement accordingly.

United States Securities and Exchange Commission

April 18, 2022

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson
Brian M. Janson

cc:	Securities and Exchange Commission
Wei Lu
Ethan Horowitz

Apollo Strategic Growth Capital
Sanjay Patel
James Crossen

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Ross A. Fieldston
Gregory A. Ezring
Luke R. Jennings

Skadden, Arps, Slate, Meagher & Flom LLP
Gregory A. Fernicola
Peter D. Serating
Thaddeus P. Hartmann

GBT JerseyCo Limited
Eric J. Bock